Filed Pursuant to Rule 424(b)(3)

Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.

SUPPLEMENT NO. 1 DATED NOVEMBER 23, 2010

TO THE PROSPECTUS DATED OCTOBER 26, 2010

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated October 26, 2010, as supplemented by supplement no. 1 dated November 23, 2010. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	an amendment to the advisory agreement to increase the acquisition fee payable to the advisor;

•	an updated estimated use of proceeds table;

•	an updated management compensation table; and

•	an updated risk factor regarding payment of fees to the advisor and its affiliates.

Amendment to the Advisory Agreement

On November 18, 2010, we entered into an amendment to the advisory agreement with KBS Capital Advisors, our external advisor. The amendment increased the acquisition fee payable to the advisor from 0.75% of the cost of investments acquired by us (including any acquisition expenses and any debt attributable to such investments) to 1.0% of the cost of investments acquired by us (including any acquisition expenses and any debt attributable to such investments). The acquisition fee is paid to the advisor for services provided in connection with the selection and purchase of real estate investments. With respect to investments in and originations of loans, we pay an origination fee to the advisor in lieu of an acquisition fee.

Estimated Use of Proceeds

The information set forth below supersedes and replaces the information in the prospectus regarding the estimated use of proceeds of the offering.

The following table sets forth information about how we intend to use the proceeds raised in this offering assuming that we sell the minimum of 250,000 shares, a mid-point range of 140,000,000 shares and the maximum of 280,000,000 shares of common stock. Many of the amounts set forth below represent management’s best estimate since they cannot be precisely calculated at this time. Depending primarily upon the number of shares we sell in this offering and assuming a $10.00 purchase price for shares sold in the primary offering, we estimate that we will use 82.68% to 87.20% of the gross proceeds from the primary offering, or between $8.27 and $8.72 per share, for investments after fees and expenses, assuming the minimum and maximum offering amounts, respectively. We will use the remainder of the gross proceeds from the primary offering to pay offering expenses, including selling commissions and the dealer manager fee, to maintain a working capital reserve, to pay acquisition and origination expenses and, upon investment in properties and other assets, to pay a fee to our advisor for its services in connection with the selection and acquisition or origination of our investments in real estate properties and real estate-related assets. Though our board has the authority under our organizational documents, our distribution policy is not to use the proceeds of this offering to pay distributions.

We expect to use substantially all of the net proceeds from the sale of shares under our dividend reinvestment plan for general corporate purposes, including, but not limited to, the repurchase of shares under our share redemption program; capital expenditures, tenant improvement costs and leasing costs related to our investments in real estate properties; reserves required by any financings of our investments in real estate properties; funding obligations under any of our real estate loans receivable; investments in real estate properties and real estate-related assets, which would include payment of acquisition fees or origination fees to our advisor; and the repayment of debt. We cannot predict with any certainty how much, if any, dividend reinvestment plan proceeds will be available for specific purposes. To the extent proceeds from our dividend reinvestment plan are used for investments in real estate properties and for real estate-related assets, sales under our dividend reinvestment plan will result in greater fee income for our advisor because of acquisition, origination and other fees. See “Management Compensation” in this supplement.

	250,000 Shares		140,000,000 Shares
	Minimum Offering ($10.00/share)		Primary Offering (100,000,000 shares) ($10.00/share)		Div. Reinv. Plan (40,000,000 shares) ($9.50/share)
	$	%	$	%	$	%
Gross Offering Proceeds	2,500,000	100.00%	1,000,000,000	100.00%	380,000,000	100.00%

Selling Commissions	162,500	6.50%	65,000,000	6.50%	0	0.00%

Dealer Manager Fee	75,000	3.00%	30,000,000	3.00%	0	0.00%

Other Organization and Offering Expenses (1)	137,500	5.50%	10,658,497	1.07%	600,000	0.16%

Acquisition Fees (2)	14,554	0.58%	6,129,100	0.61%	0	0.00%

Origination Fees (2)	6,238	0.25%	2,626,757	0.26%	0	0.00%

Acquisition and Origination Expenses (2)	12,279	0.49%	5,170,781	0.52%	0	0.00%

Initial Working Capital Reserve (3)	25,000	1.00%	10,000,000	1.00%	0	0.00%

Amount Available for Investment (4)	2,066,929	82.68%	870,414,865	87.04%	379,400,000	99.84%

	280,000,000 Shares
	Primary Offering (200,000,000 shares) ($10.00/share)		Div. Reinv. Plan (80,000,000 shares) ($9.50/share)
	$	%	$	%
Gross Offering Proceeds	2,000,000,000	100.00%	760,000,000	100.00%

Selling Commissions	130,000,000	6.50%	0	0.00%

Dealer Manager Fee	60,000,000	3.00%	0	0.00%

Other Organization and Offering Expenses (1)	18,136,791	0.91%	1,000,000	0.13%

Acquisition Fees (2)	12,280,240	0.61%	0	0.00%

Origination Fees (2)	5,262,960	0.26%	0	0.00%

Acquisition and Origination Expenses (2)	10,360,158	0.52%	0	0.00%

Initial Working Capital Reserve (3)	20,000,000	1.00%	0	0.00%

Amount Available for Investment (4)	1,743,959,851	87.20%	759,000,000	99.87%

(1) Includes all expenses (other than selling commissions and the dealer manager fee) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and transfer agent, charges of our advisor for administrative services related to the issuance of shares in the offering, reimbursement of the bona fide due diligence expenses of broker-dealers, amounts to reimburse KBS Capital Advisors for costs in connection with preparing supplemental sales materials, the cost of bona fide training and education meetings held by us (primarily the travel, meal and lodging costs of registered representatives of broker-dealers), attendance and sponsorship fees and travel, meal and lodging costs for registered persons associated with our dealer manager and officers and employees of our affiliates to attend retail seminars conducted by broker-dealers and, in special cases, reimbursement to participating broker-dealers for technology costs associated with the offering, costs and expenses related to such technology costs, and costs and expenses associated with the facilitation of the marketing of our shares and the ownership of our shares by such broker-dealers’ customers. KBS Capital Advisors has agreed to reimburse us to the extent selling commissions, the dealer manager fee and other organization and offering expenses incurred by us exceed 15% of aggregate gross offering proceeds. See “Plan of Distribution” in the prospectus.

(2) For purposes of this table, we assumed 70% of our investments would be core properties and 30% of our investments would be loans. For all investments other than loans, we will pay our advisor an acquisition fee equal to 1.0% of the cost of the investment, including acquisition expenses and any debt attributable to such investment. We may also incur customary acquisition expenses in connection with the acquisition (or attempted acquisition) of a property. With respect to investments in and originations of loans, we will pay an origination fee to the advisor or its subsidiary in lieu of an acquisition fee. Origination fees are 1.0% of the amount funded by us to acquire or originate mortgage, mezzanine, bridge or other loans, including any expenses related to such investment and any debt we use to fund the acquisition or origination of the loan. We may also incur customary expenses related to our originations and acquisitions (or attempted origination or acquisition) of loans.

    We have assumed for purposes of this table that customary acquisition and origination expenses (including expenses relating to potential investments that we do not close) will be an amount equal to 0.59% of the amount available for investment from the primary offering. Customary acquisition and origination expenses include legal fees and expenses (including fees of independent contractor in-house counsel that are not employees of the advisor), costs of due diligence, travel and communications expenses, appraisals, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the acquisition or origination of real estate properties and real estate-related investments.

    This table excludes debt proceeds. To the extent we fund our investments with debt, we expect the amount available for investment and the amount of acquisition fees and/or origination fees and expenses will be proportionately greater. If we raise the maximum offering amount and our debt financing is equal to our maximum target leverage of 65% of the cost of our tangible assets (before deducting depreciation and other non-cash reserves), then we estimate that acquisition fees would be $35,086,400, origination fees would be $15,037,029 and acquisition and origination expenses would be $29,600,450, assuming 70% of our investments are core properties and 30% of our investments are loans. If we raise the maximum offering amount and our debt financing is equal to the maximum leverage allowed by our charter of 75% of the cost of our tangible assets (before deducting depreciation and other non-cash reserves), then we estimate that acquisition fees would be $49,120,960, origination fees would be $21,051,840 and acquisition and origination expenses would be $41,440,630, assuming 70% of our investments are core properties and 30% of our investments are loans.

    This table assumes that we will not use the net proceeds from the sale of shares under our dividend reinvestment plan to invest in real estate properties and real estate-related assets. To the extent we use the net proceeds from the dividend reinvestment plan to invest in real estate properties and real estate-related assets, our advisor or its subsidiary would earn the related acquisition or origination fees and we would incur additional acquisition and/or origination expenses.

(3) We do not expect to use more than 1.0% of the gross proceeds from our primary offering for working capital reserves. We may also use debt proceeds, our cash flow from operations and proceeds from our dividend reinvestment plan to meet our needs for working capital and to build a moderate level of cash reserves.

(4) Until required in connection with investment in real estate properties or real estate-related assets, substantially all of the net proceeds of the offering and, thereafter, our working capital reserves, may be invested in short-term, highly liquid investments, including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors. Amount available for investment from the primary offering may also include anticipated capital improvement expenditures and tenant leasing costs.

    Though our board has the authority under our organizational documents to do so, our distribution policy is not to use the proceeds of this offering to pay distributions. However, our organizational documents permit us to pay distributions from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our organizational documents do not limit the amount of funds we may use from any source to pay such distributions. If we pay distributions from sources other than our cash flow from operations, we will have less funds available for investment in properties and other assets.

Management Compensation

The information set forth below supersedes and replaces the information in the prospectus regarding management compensation.

MANAGEMENT COMPENSATION

Although we have executive officers who will manage our operations, we have no paid employees. Our advisor, KBS Capital Advisors, and the real estate and debt finance professionals at our advisor will manage our day-to-day affairs and our portfolio of real estate properties and real estate-related investments, subject to the board’s supervision. The following table summarizes all of the compensation and fees that we will pay to KBS Capital Advisors and its affiliates, including amounts to reimburse their costs in providing services, and amounts that we will pay to our independent directors. Selling commissions and dealer manager fees may vary for different categories of purchasers as described under “Plan of Distribution” in the prospectus. This table assumes that we sell all shares at the highest possible selling commissions and dealer manager fees (with no discounts to any categories of purchasers) and assumes a $9.50 price for each share sold through our dividend reinvestment plan. No selling commissions or dealer manager fees are payable on shares sold through our dividend reinvestment plan.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering (1)
Organization and Offering Stage
Selling Commissions – KBS Capital Markets Group (2)

Up to 6.5% of gross offering proceeds before reallowance of commissions earned by participating broker-dealers, except no selling commissions are payable on shares sold under the dividend reinvestment plan. KBS Capital Markets Group, our dealer manager, will reallow 100% of commissions earned to participating broker-dealers.

$162,500/$130,000,000

Dealer Manager Fee – KBS Capital Markets Group (2)

Up to 3% of gross offering proceeds, except no dealer manager fee is payable on shares sold under the dividend reinvestment plan. KBS Capital Markets Group may reallow to any participating broker-dealer up to 1% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee and in special cases the dealer manager may increase the reallowance. See “Plan of Distribution” in the prospectus.

$75,000/$60,000,000

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering (1)
Other Organization and Offering Expenses – KBS Capital Advisors and KBS Capital Markets Group (3)(4)(5)

To date, KBS Capital Advisors and its affiliates have paid organization and offering expenses on our behalf. We will reimburse KBS Capital Advisors and its affiliates for these costs and for future organization and offering costs they may incur on our behalf but only to the extent that the reimbursement would not cause the selling commissions, the dealer manager fee and the other organization and offering expenses borne by us to exceed 15% of gross offering proceeds as of the date of the reimbursement. If we raise the maximum offering amount in the primary offering and under the dividend reinvestment plan, we expect organization and offering expenses (other than selling commissions and the dealer manager fee) to be $19,136,791 or 0.69% of gross offering proceeds. These organization and offering expenses include all expenses (other than selling commissions and the dealer manager fee) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and transfer agent, charges of our advisor for administrative services related to the issuance of shares in the offering, reimbursement of bona fide due diligence expenses of broker-dealers, reimbursement of our advisor for costs in connection with preparing supplemental sales materials, the cost of bona fide training and education meetings held by us (primarily the travel, meal and lodging costs of registered representatives of broker-dealers), attendance and sponsorship fees and travel, meal and lodging costs for registered persons associated with our dealer manager and officers and employees of our affiliates to attend retail seminars conducted by broker-dealers and, in special cases, reimbursement to participating broker-dealers for technology costs associated with the offering, costs and expenses related to such technology costs, and costs and expenses associated with the facilitation of the marketing of our shares by such broker-dealers and the ownership of our shares by such broker-dealers’ customers.

$137,500/$19,136,791

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering (1)
Acquisition and Development Stage
Acquisition Fees – KBS Capital Advisors (4)(6)

1% of the cost of investments acquired by us, including any acquisition expenses and any debt attributable to such investments. This fee relates to services provided in connection with the selection and purchase of real estate investments. With respect to investments in and originations of loans, we will pay an origination fee to the advisor or its subsidiary in lieu of an acquisition fee.

$14,554 (minimum offering and no debt)/ $12,280,240 (maximum offering and no debt)/$35,086,400 (maximum offering and maximum target leverage of 65% of the cost of our tangible assets)/ $49,120,960 (maximum offering and maximum leverage allowed under our charter of 75% of the cost of our tangible assets)

Origination Fees – KBS Capital Advisors or its wholly owned subsidiary (4)(6)

1% of the amount funded by us to acquire or originate mortgage, mezzanine, bridge or other loans, including any acquisition or origination expenses related to such investment and any debt we use to fund the acquisition or origination of the loan. We will not pay an acquisition fee with respect to such loans. This fee relates to services provided to us in connection with sourcing and structuring our investments in and originations of loans.

$6,238 (minimum offering and no debt)/$5,262,960 (maximum offering and no debt)/$15,037,029 (maximum offering and maximum target leverage of 65% of the cost of our tangible assets)/ $21,051,840 (maximum offering and maximum leverage allowed under our charter of 75% of the cost of our tangible assets)

Acquisition and Origination Expenses (6)

Reimbursement of customary acquisition and origination expenses (including expenses relating to potential investments that we do not close), such as legal fees and expenses (including fees of independent contractor in-house counsel that are not employees of the advisor), costs of due diligence, travel and communications expenses, accounting fees and expenses and other closing costs and miscellaneous expenses relating to the acquisition or origination of real estate properties, real estate-related loans, real estate-related debt securities and other real estate-related investments. We estimate that these expenses will be an amount equal to 0.59% of the cost of investments made by us, excluding fees and expenses associated with such investments.

$12,279 (minimum offering and no debt)/$10,360,158 (maximum offering and no debt)/$29,600,450 (maximum offering and maximum target leverage of 65% of the cost of our tangible assets)/ $41,440,630 (maximum offering and maximum leverage allowed under our charter of 75% of the cost of our tangible assets)

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering (1)
Operational Stage
Asset Management Fees – KBS Capital Advisors (4)(7)

With respect to investments in real property, the asset management fee will be a monthly fee equal to one-twelfth of 0.75% of the amount paid or allocated to acquire the investment, inclusive of acquisition fees and expenses related thereto and the amount of any debt associated with or used to acquire such investment. In the case of investments made through joint ventures, the asset management fee will be determined based on our proportionate share of the underlying investment. With respect to investments in loans and any investments other than real property, the asset management fee will be a monthly fee calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount actually paid or allocated to acquire or fund the loan or other investment, inclusive of acquisition or origination fees and expenses related thereto and the amount of any debt associated with or used to acquire or fund such investment and (ii) the outstanding principal amount of such loan or other investment, plus the acquisition or origination fees and expenses related to the acquisition or funding of such investment, as of the time of calculation.

Actual amounts are dependent upon the total equity and debt capital we raise, the cost of our investments and the results of our operations; we cannot determine these amounts at the present time.

Other Operating Expenses – KBS Capital Advisors (7)

We will reimburse the expenses incurred by KBS Capital Advisors in connection with its provision of services to us, including our allocable share of the advisor’s overhead, such as rent, employee costs, utilities and IT costs. Our advisor may seek reimbursement for employee costs under the advisory agreement. At this time our advisor only expects to seek reimbursement for our allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to us. In the future, if our advisor seeks reimbursement for additional employee costs, such costs may include our proportionate share of the salaries of persons involved in the preparation of documents to meet SEC reporting requirements. We will not reimburse our advisor or its affiliates for employee costs in connection with services for which KBS Capital Advisors earns acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries and benefits our advisor or its affiliates may pay to our executive officers.

Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering (1)
Independent Director Compensation (7)

We will pay each of our independent directors an annual retainer of $40,000. We will also pay our independent directors for attending meetings as follows: (i) $2,500 for each board meeting attended; (ii) $2,500 for each committee meeting attended (except that the committee chairman will be paid $3,000 for each meeting attended); (iii) $2,000 for each teleconference board meeting attended; and (iv) $2,000 for each teleconference committee meeting attended (except that the committee chairman will be paid $3,000 for each teleconference committee meeting attended). All directors will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors. No independent director fees or director reimbursements are payable unless we raise the minimum offering amount of $2,500,000; until we raise the minimum offering amount, fees and other amounts payable to our board of directors will accrue without interest.

Actual amounts are dependent upon the total number of board and committee meetings that each independent director attends; we cannot determine these amounts at the present time.

Operational and Liquidation/Listing Stage
Subordinated Participation in Net Cash Flows – KBS Capital Advisors (4)(8)

After investors in our offering have received a return of their net capital contributions and an 8% per year cumulative, noncompounded return, KBS Capital Advisors is entitled to receive 15% of our net cash flows, whether from continuing operations, net sale proceeds or otherwise. The 8% per year cumulative, noncompounded return is calculated based on the amount of capital invested in the offering. In making this calculation, an investor’s net capital contribution is reduced to the extent distributions in excess of a cumulative, noncompounded, annual return of 8% are paid (from whatever source), except to the extent such distributions would be required to supplement prior distributions paid in order to achieve a cumulative, noncompounded, annual return of 8%. This fee is payable only if we are not listed on an exchange.

Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering (1)
Liquidation/Listing Stage
Disposition Fees–KBS Capital Advisors or its affiliates (4)(9)

For substantial assistance in connection with the sale of properties or other investments, we will pay our advisor, our sponsors or one of their affiliates 1% of the contract sales price of each property or other investment sold (including residential or commercial mortgage-backed securities issued by a subsidiary of ours as part of a securitization transaction); provided, however, that if, in connection with such disposition, commissions are paid to third parties unaffiliated with our advisor, the sponsors or their affiliates, the fee paid to our advisor, the sponsors or their affiliates may not exceed the commissions paid to such unaffiliated third parties, and provided further that the disposition fees paid to our advisor, the sponsors, their affiliates and unaffiliated third parties may not exceed 6% of the contract sales price. The conflicts committee will determine whether the advisor, the sponsors or one of their affiliates has provided substantial assistance to us in connection with the sale of an asset. Substantial assistance in connection with the sale of a property includes the advisor’s preparation of an investment package for the property (including a new investment analysis, rent rolls, tenant information regarding credit, a property title report, an environmental report, a structural report and exhibits) or such other substantial services performed by the advisor in connection with a sale. We will not pay a disposition fee upon the maturity, prepayment or workout of a loan or other debt-related investment, provided that if we take ownership of a property as a result of a workout or foreclosure of a loan, we will pay a disposition fee upon the sale of such property. We do not intend to sell properties or other assets to affiliates. However, if we do sell an asset to an affiliate, our organizational documents would not prohibit us from paying our advisor a disposition fee. Before we sold an asset to an affiliate, our charter would require that a majority of our board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transaction conclude that the transaction is fair and reasonable to us. Although we are most likely to pay disposition fees to our advisor, the sponsors or one of their affiliates during our liquidation stage, these fees may also be incurred during our operational stage.

Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering (1)
Subordinated Incentive Listing Fee – KBS Capital Advisors (4)(8)(10)

Upon listing our common stock on a national securities exchange, a fee equal to 15% of the amount by which (i) the market value of our outstanding stock plus distributions paid by us prior to listing exceeds (ii) the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate an 8% per year cumulative, noncompounded return to investors.

Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

(1) The estimated minimum dollar amounts are based on the sale of the minimum of 250,000 shares to the public and the estimated maximum dollar amounts are based on the sale of the maximum of 280,000,000 shares to the public, including 80,000,000 shares through our dividend reinvestment plan.

(2) All or a portion of the selling commissions will not be charged with regard to shares sold to certain categories of purchasers. A reduced dealer manager fee is payable with respect to certain volume discount sales. See “Plan of Distribution” in the prospectus.

(3) After raising at least $2,500,000 in gross offering proceeds from persons who are not affiliated with us, our sponsors or KBS Capital Advisors, we expect to begin incurring some organization and offering expenses directly. After the termination of the primary offering, KBS Capital Advisors has agreed to reimburse us to the extent total organization and offering expenses borne by us exceed 15% of the gross proceeds raised in the primary offering. KBS Capital Advisors will do the same after termination of the offering pursuant to our dividend reinvestment plan.

(4) Our advisor in its sole discretion may defer any fee payable to it under the advisory agreement. These fees may consist of a $35 fee per subscription agreement payable to our advisor for reviewing and processing subscription agreements, acquisition and origination fees, asset management fees, disposition fees, the subordinated participation in net cash flows and the subordinated incentive listing fee. All or any portion of such fees not taken may be deferred without interest and paid when the advisor determines.

(5) Some of the amounts described under “Other Organization and Offering Expenses” will be considered underwriting compensation under the rules of FINRA in connection with this offering. These amounts include (i) the attendance and sponsorship fees payable to participating broker-dealers hosting a retail seminar; (ii) the travel, meal and lodging costs of registered persons associated with our dealer manager and officers and employees of our affiliates to attend retail seminars; (iii) the travel, meal and lodging costs of registered persons associated with our dealer manager and registered representatives of the participating broker-dealers to attend bona fide training and education meetings held by us; and (iv) reimbursement to participating broker-dealers for technology costs associated with the offering, costs and expenses related to such technology costs, and costs and expenses associated with the facilitation of the marketing of our shares by such broker-dealers and the ownership of our shares by such broker-dealers’ customers. See “Plan of Distribution” in the prospectus for a discussion of underwriting compensation to be paid in connection with this offering.

(6) Because the acquisition fees we pay our advisor are a percentage of the purchase price of an investment and loan origination fees are a percentage of the amount funded by us to acquire or originate a loan, these fees will be greater to the extent we fund acquisitions and originations through (i) the incurrence of debt (which we expect to represent between 35% and 65% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves) once we have fully invested the proceeds of this offering); (ii) retained cash flow from operations; (iii) issuances of equity in exchange for properties and other assets; and (iv) proceeds from the sale of shares under our dividend reinvestment plan.

    For purposes of this table, we have assumed 70% of our investments will be core properties to which acquisition fees apply and 30% of our investments will be loans to which origination fees apply.

    In addition to acquisition and origination fees, we will reimburse KBS Capital Advisors for amounts it pays in connection with the selection, acquisition or development of a property or acquisition or origination of a loan, whether or not we ultimately acquire the property or originate the loan. These expenses will be greater to the extent we fund acquisitions and originations through (i) the incurrence of debt (which we expect to represent between 35% and 65% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves) once we have fully invested the proceeds of this offering); (ii) retained cash flow from operations; (iii) issuances of equity in exchange for properties and other assets; and (iv) proceeds from the sale of shares under our dividend reinvestment plan.

    A majority of our independent directors would have to approve any increase in the acquisition fees or origination fees payable to our advisor. Our charter also limits our ability to make or purchase property or other investments if the total of all acquisition or origination fees and expenses relating to the investment exceeds 6% of the contract purchase price or 6% of the total funds advanced.

(7) Commencing on the earlier of four fiscal quarters after (i) we make our first investment or (ii) six months after commencement of this offering, KBS Capital Advisors must reimburse us the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Average invested assets means the average monthly book value of our assets during the 12-month period before deducting depreciation, bad debts or other non-cash reserves. Total operating expenses means all expenses paid or incurred by us, as determined under GAAP, that are in any way related to our operation, including advisory fees, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of our stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) reasonable incentive fees based on the gain on the sale of our assets; and (f) acquisition fees, origination fees, acquisition and origination expenses (including expenses relating to potential investments that we do not close), disposition fees on the sale of real property and other expenses connected with the acquisition, origination, disposition and ownership of real estate interests, loans or other property (other than disposition fees on the sale of assets other than real property), such as the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property.

(8) Our charter requires that any gain from the sale of assets that we may pay KBS Capital Advisors be reasonable. Under our charter, an interest in gain from the sale of assets is presumptively reasonable if it does not exceed 15% of the balance of net sale proceeds remaining after investors have received a return of their net capital contributions and a 6% per year cumulative, noncompounded return. Our advisory agreement sets a higher threshold for the payment of a subordinated incentive fee than that required by our charter. Any lowering of the threshold set forth in the advisory agreement would require the approval of a majority of the members of the conflicts committee.

    To the extent the incentive fee is derived from cash flows other than net sales proceeds, the incentive fee will count against the limit on total operating expenses described in note 7 above.

    Upon termination of the advisory agreement, KBS Capital Advisors may be entitled to a similar fee if KBS Capital Advisors would have been entitled to a subordinated participation in net cash flows had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination. The termination fee would be payable in the form of a promissory note that becomes due only upon the sale of one or more assets or upon maturity or payoff of our debt investments, and the fee is payable solely from the proceeds from the sale, maturity or payoff of an asset and future asset sales, maturities or payoffs. See “Management—The Advisory Agreement” in the prospectus.

    An investor’s net capital contribution is calculated by multiplying the issue price of the shares by the total number of shares purchased by the investor.

    KBS Capital Advisors cannot earn both the subordinated participation in net cash flows and the subordinated incentive listing fee. Any portion of the subordinated participation in net cash flows that KBS Capital Advisors receives prior to our listing will offset the amount otherwise due pursuant to the subordinated incentive listing fee.

(9) Although we are most likely to pay disposition fees to KBS Capital Advisors, our sponsors or one of their affiliates in the event of our liquidation, these fees may also be incurred during our operational stage. A majority of the independent directors would have to approve any increase in the disposition fees payable to our advisor, our sponsors and their affiliates above 1% of the contract sales price. Our charter also limits the maximum amount of the disposition fees payable to our advisor, our sponsors and their affiliates to 3% of the contract sales price.

    To the extent this disposition fee is paid upon the sale of any assets other than real property, it will count against the limit on total operating expenses described in note 7 above.

(10) The market value of our outstanding stock will be calculated based on the average market value of the shares issued and outstanding at listing over the 30 trading days beginning 180 days after the shares are first listed on a stock exchange. In the event the subordinated incentive listing fee is earned by KBS Capital Advisors as a result of the listing of the shares, any previous payments of the subordinated participation in net cash flows will offset the amounts due pursuant to the subordinated incentive listing fee, and we will not be required to pay KBS Capital Advisors any further subordinated participation in net cash flows. The subordinated incentive listing fee will count against the limit on total operating expenses described in note 7 above.

    Due to the public market’s preference for self-managed companies, a decision to list our shares on a national securities exchange might well be preceded by a decision to become self-managed. Given our advisor’s familiarity with our assets and operations, we might prefer to become self-managed by acquiring entities affiliated with our advisor. Such an internalization transaction could result in significant payments to affiliates of our advisor irrespective of whether you received the returns on which we have conditioned other incentive compensation. We cannot predict whether, and on what terms, an internalization transaction would occur in the future. If we internalize the advisor before listing, the subordinated incentive listing fee would not be payable; however, when negotiating the purchase price of the advisor or an affiliate of the advisor pursuant to an internalization transaction, the amount of any foregone incentive fee would likely be a consideration. Our charter would require that a majority of our board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transaction conclude that an internalization transaction is fair and reasonable to us and on terms and conditions no less favorable to us than those available from third parties.

Update to Risk Factors

Payment of fees to KBS Capital Advisors and its affiliates will reduce cash available for investment and distribution and increases the risk that our stockholders will not be able to recover the amount of their investment in our shares.

KBS Capital Advisors and its affiliates will perform services for us in connection with the selection and acquisition or origination of our investments, the management and leasing of our properties, and the administration of our other investments. We will pay them substantial fees for these services, which will result in immediate dilution of the value of your investment and will reduce the amount of cash available for investment or distribution to stockholders. Compensation to be paid to our advisor may be increased subject to approval by our conflicts committee and the other limitations in our charter, which would further dilute your investment and reduce the amount of cash available for investment or distribution to stockholders. Depending primarily upon the number of shares we sell in our primary offering and assuming a $10.00 purchase price for shares sold in the primary offering, we estimate that we will use 82.68% to 87.20% of the gross proceeds from the primary offering, or between $8.27 and $8.72 per share, for investments after fees and expenses.

We may also pay significant fees during our listing/liquidation stage. Although most of the fees payable during our listing/liquidation stage are contingent on our investors first receiving agreed-upon investment returns, the investment-return thresholds may be reduced subject to approval by our conflicts committee and the other limitations in our charter. In addition, affiliates of KBS Capital Advisors could receive significant payments even without our reaching the investment-return thresholds should we seek to become self-managed. Due to the apparent preference of the public markets for self-managed companies, a decision to list our shares on a national securities exchange might well be preceded by a decision to become self-managed. And given our advisor’s familiarity with our assets and operations, we might prefer to become self-managed by acquiring entities affiliated with our advisor. Such an internalization transaction could result in significant payments to affiliates of our advisor irrespective of whether you received the returns on which we have conditioned other incentive compensation.

Therefore, these fees increase the risk that the amount available for distribution to common stockholders upon a liquidation of our portfolio would be less than the purchase price of the shares in this offering. These substantial fees and other payments also increase the risk that you will not be able to resell your shares at a profit, even if our shares are listed on a national securities exchange. For a discussion of our fee arrangement with KBS Capital Advisors and its affiliates, see “Management Compensation” in this supplement.